Exhibit 99.1

ZK International Develops Intelligent Piping System – A Smart Pipe Revolutionizing the Industry

WENZHOU, China, July 18, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), in conjunction with its wholly owned subsidiary, xSigma Corp., reveals the development of the world's first smart pipe revolutionizing the stainless steel piping industry. This Intelligent Piping System (IPS) will be powered by TNT Blockchain's patent pending, software and IoT technology.

The IPS’ far-reaching new technology will ensure delivery of clean drinking water from its source to the consumer. It will use sensors to detect water quality and fluctuations in temperature, pH levels, and any undesirable particles, which is a process that does not occur today. Water quality readings are done at certain points, but not throughout the entire piping system. This will allow monitors to help the water supply company and engineers detect the source of any problem that occurs to the pipe system, resulting in a much quicker resolution. Similarly, in gas pipelines, the IPS sensors will work to detect gas pressure changes, which may be an indicator of gas leakage.

David Christensen, President of TNT Blockchain commented, “We are thrilled to begin using our one of a kind technology with ZK International’s manufacturing and operating process. This is truly revolutionary to the traditional piping industry with commercial and residential uses that are endless. It will ensure quality water is delivered where it is necessary, and it will monitor the integrity and safety of transporting natural gases.”

Mr. Jiancong Huang, Chairman and CEO of ZK International, stated, “ZK International was founded on being a forward thinker in the stainless steel and piping industry. We have prided ourselves on incorporating technologies into our products to ensure we are always providing the best quality product to our customers and end users. The development of the Intelligent Piping System was a natural progression for us.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About XSigma Corporation

XSigma Corporation, is a wholly-owned subsidiary of ZK International Group Co., Ltd. Together with ZK International, it has signed an exclusive worldwide distribution agreement with TNT Blockchain, Inc. to implement its patent pending software and blockchain technologies into its manufacturing process and supply chain management system.  These technologies include, Track-n-Trace ("TNT"), which is designed to improve the traceability and inventory systems of small to medium sized manufacturing companies to track raw materials and finished goods at the source, supplier, or factory, through the entire supply chain to the end user.  Combine the TNT with the Internet of Things ("IoT") devices, every device within the manufacturing process is registered on the Blockchain to create a digital identity, which cannot be manipulated. Finally, the Blockchain technology would provide transparency and security, as permissions and identity the technology would require will ensure the appropriate visibility of transactions. For further information about XSigma, please visit its website at www.xsigma.io.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com